                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                                FAIRMARKET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    305158107
             ------------------------------------------------------
                                 (CUSIP Number)

                              LLOYD I. MILLER, III,
                    4550 GORDON DRIVE, NAPLES, FLORIDA, 34102
                               (TEL) 941-962-8577
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              FEBRUARY 13, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 10 pages)

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP NO. 305158107                                                 PAGE 2 OF 10

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                         ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF-00**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or  2(e)                                    [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         2,531,052***
           NUMBER OF         ---------------------------------------------------
            SHARES              8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      1,142,536***
             EACH            ---------------------------------------------------
           REPORTING            9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                        2,531,052***
                             ---------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         1,142,536***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,673,588
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(b), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D                                     Page 3 of 10

Item 1.      Security and Issuer

       This statement relates to the Common Stock (the "Shares") of FairMarket, Inc. (the"Company"). The Company has its principal executive offices at 500 Unicorn Park Drive, Woburn, Mass., 01801-3341.

Item 2.      Identity and Background

       This statement is filed by Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by Miller on his own behalf and on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations

       Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby attached as Exhibit 99.1. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares in Trust A-4 was $1,381,672.14 and $844,127.81 for the Shares in Trust C.

       Pursuant to an Irrevocable Trust Agreement, dated December 11, 2001, attached hereto as Exhibit 99.5 (the "Irrevocable Trust Agreement"), all of the Shares Purchased in Trust C were transferred into a grantor retained annuity trust ("MILGRAT II (G)"). Miller is named as the Trustee to MILGRAT II (G). Whereas the reporting person had shared dispositive and voting power for all Shares held by Trust C, the reporting person has sole dispositive and voting power for all Shares held by MILGRAT II (G). The Shares in Trust C were purchased at various times and at various prices.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners, or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $198,019.41. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $1,167,795.61. The Operating Agreement, the Partnership Agreement and the Milfam II Partnership Agreement are hereby respectively attached as Exhibits 99.2, 99.3 and 99.4.

       All of the Shares purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $726,146.03.

       Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Lloyd Crider GST and Kimberly Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Miller is deemed to beneficially own as trustee of Catherine Miller GST was $25,532.00, the purchase price for the Shares Miller is deemed to beneficially own as trustee of Lloyd Crider GST was $19,920.40 and the purchase price for the Shares Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $19,310.92. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA"). All of the Shares Miller is deemed to beneficially own in the Alexandra UGMA were purchased with money held by the Alexandra UGMA. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $25,102.92.

       Dail Miller is Miller's wife. All of the Shares Miller is deemed to beneficially own as Dail Miller's spouse were purchased with personal funds held by Dail Miller. The purchase price for the Shares Miller is deemed to beneficially own as Dail Miller's spouse was $9,809.50. Dail Miller is the custodian for certain UGMA accounts for the benefit of Tyler Dulmage ("Tyler UGMA") and Wylie Dulmage ("Wylie UGMA" and together with Tyler UGMA, the "Dail UGMA's"). All of the Shares Miller is deemed to beneficially own in the Dail UGMA's were purchased with money held by the Dail UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the spouse of the custodian to the Tyler UGMA was $13,137.75 and the purchase price for the Shares Miller is deemed to beneficially own as the spouse to the custodian to the Wylie UGMA was $13,135.75.

       Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Miller has sole control. All of the Shares Miller is deemed to beneficially own in LLC were purchased with money which was generated and held by LLC. The purchase price for the Shares held by LLC was $19,310.92.

Item 4.      Purpose of the Transaction

       The Shares covered by this Schedule 13D were acquired for investment purposes. The Reporting Person filing this report now believes that (a) the common stock of the Company is significantly undervalued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient, (c) anti-takeover provisions adopted by the Company are detrimental to stockholders, and (d) management of the Company must take further immediate steps to enhance stockholder value. The Reporting Person has now decided that it would be in his best interest, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

         The Reporting Person filing this report is examining all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value. Such actions could include (a) requesting a list of stockholders and information regarding the Company, (b) proposing that management pursue a financial transaction to improve stockholder value (including a merger, reorganization, asset sale or liquidation), and (c) encouraging, participating in or leading a proxy contest to change the Company's board of directors to individuals who would duly consider and, if appropriate, vote to implement the actions discussed above. Any such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through
(j) of Item 4 of Schedule 13D. However, it should not be assumed that the Reporting Person will take any of the foregoing actions.

       The Report Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the

Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.      Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 3,673,588 Shares (12.7% of the outstanding Shares, based on 29,019,455 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
2001). As of the date hereof, 1,097,536 of such beneficially owned Shares are owned of record by Trust A-4; 683,759 of such beneficially owned Shares are owned of record by MILGRAT II (G); 176,253 Shares are owned of record by Milfam I, L.P.; 979,375 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 617,165 of such beneficially owned Shares are owned of record by Miller directly; 21,800 of such beneficially owned Shares are owned of record by Alexandra UGMA; 21,900 of such beneficially owned Shares are owned of record by Catherine Miller GST; 9,000 of such beneficially owned Shares are owned of record by Dail Miller;15,400 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 15,400 of such beneficially owned Shares are owned of record by LLC; 15,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; 10,500 of such beneficially owned Shares are owned of record by Tyler UGMA and 10,500 of such beneficially owned Shares are owned of record by Wylie UGMA.

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts, Dail Miller, Lloyd Crider GST, Tyler UGMA and Wylie UGMA and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, MILGRAT II(G), and Miller directly (see Item 6).

       (c) The following table details the purchase of shares that were effected during the past 60 days:

--------------------------------------------------------------------------------
                                   TRUST A-4
--------------------------------------------------------------------------------
DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED           PRICE PER SHARE
--------------------------------------------------------------------------------
     12/17/2001                      1,300                            $1.08
     12/18/2001                      9,300                            $1.10
     12/19/2001                     11,900                            $1.10
     12/24/2001                      3,000                            $1.08
     12/28/2001                      8,600                            $1.12
     12/31/2001                     15,580                            $1.12
      1/4/2002                       3,768                            $1.14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   LLOYD MILLER
DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED           PRICE PER SHARE
--------------------------------------------------------------------------------
     12/14/2001                       2,700                           $1.07
     12/20/2001                       4,800                           $1.10
     12/26/2001                       9,500                           $1.10
      2/07/2002                       2,000                           $1.26
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 MILFAM II, L.P.
DATE OF TRANSACTION         NUMBER OF SHARES PURCHASED           PRICE PER SHARE
--------------------------------------------------------------------------------
     12/21/2001                       32,700                          $1.03
--------------------------------------------------------------------------------

       (d) Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

       (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The Trust Agreement provides:

       The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action. The Milfam I Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Milfam II Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Irrevocable Trust Agreement provides:

       The Trustee shall have the power to exercise and not exercise, as the Trustee deems reasonable, rights of ownership incident to securities that the Trustee may hold, including rights to vote, give proxies and execute consents, provided that a corporate Trustee shall exercise voting rights under any securities issued by it or its affiliate only at the written direction of the primary income beneficiary of the trust to which such securities are allocated, the guardian or custodian (but not the Grantor) to act for any beneficiary who is incapacitated or incompetent.

Item 7.      Materials to be Filed as Exhibits:

       Exhibit    Document
       -------    --------

         99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

         99.2     Operating Agreement of Milfam LLC, dated December 10, 1996.

         99.3     Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

         99.4     Milfam II, L.P. Partnership Agreement, dated December 11,
                  1996.

         99.5     Irrevocable Trust Agreement, dated December 11, 2001

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 13, 2002



                                       By:  /s/ Lloyd I. Miller, III
                                          --------------------------------------
                                                Lloyd I. Miller, III

                                EXHIBIT INDEX


             Exhibit           Document
             -------           --------

             EX-99.1           Amended and Restated Trust Agreement

             EX-99.2           Operating Agreement of Milfam LLC

             EX-99.3           Milfam I, L.P. Partnership Agreement

             EX-99.4           Milfam II, L.P. Partnership Agreement

             EX-99.5           Irrevocable Trust Agreement